Exhibit 12.1

	YEAR ENDED DECEMBER 31,
(in thousands of U.S. dollars	2008	2007	2006		2005	2004
Fixed charges:
Interest expense	$95,579	$84,915	$10,998	(1)	$10,927	$11,362
Portion of rent expense representative of interest	10,419	8,967	2,900		2,900	2,600

Total fixed charges	$105,998	$93,882	$13,898		$13,827	$13,962

Earnings (Loss):
Income (loss) from continuing operations before tax	$(212,513)	$88,860	$83,538		$146,225	$156,805
Fixed charges per above	105,998	93,882	13,898		13,827	13,962

Total earnings (loss)	$(106,515)	$182,742	$97,436		$160,052	$170,767

Ratio of earnings to fixed charges		1.95	7.01		11.58	12.23

Earnings for the twelve month period ended December 31, 2008 were inadequate to cover fixed charges. Additional earnings of $212.5 million would have been necessary for 2008 to bring the respective ratios to 1.0.

(1)	Excludes $13,751 of interest expense for premiums and losses on swap and swaption contracts. These contracts are unrelated to our indebtedness.